Exhibit 99.1

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

F-1

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2020 AND DECEMBER 31, 2019

	NOTES	June 30, 2020	December 31, 2019
		(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents		$286,795	$1,519,666
Restricted cash	2(e)	198,069	-
Accounts receivable, net	2(f)	3,928,244	4,926,081
Accounts receivable-related parties, net	2(f)	6,683,510	8,733,263
Advances to suppliers		2,675,061	1,064,901
Inventories, net	6	236,533	302,938
Loan receivable - related party	5(d)	347,893	397,041
Other current assets	11	257,386	2,087,946
TOTAL CURRENT ASSETS		14,613,491	19,031,836
Non-current accounts receivable, net	2(f)	994,376	1,648,109
Non-current accounts receivable-related parties, net	2(f)	1,844,839	3,793,949
Property, plant and equipment, net	7	10,929,829	11,835,516
Intangible assets, net	8	-	1,496
Other assets, non-current	11	3,903,021	4,304,640
TOTAL ASSETS		$32,285,556	$40,615,546

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	9	4,830,062	$6,584,664
Accounts payable		11,548,461	12,586,696
Accounts payable-related parties	5(c)	64,361	65,276
Advances from customers		367,610	421,700
Advances from customers-related parties	5(a)	157,404	140,938
Amounts due to related parties	5(e)	127,330	129,139
Accrued payroll and benefit		297,721	193,912
Other payables and accrued expenses	13	5,033,112	4,897,672
Income tax payable		-	70,653
Convertible note payable, net of debt discounts	12	2,247,185	916,511
TOTAL LIABILITIES		24,673,246	26,007,161
EQUITY
Ordinary shares, 2020 and 2019: par $0; authorized capital 100,000,000 shares; shares issued and outstanding, June 30, 2020: 7,332,434 shares; December 31, 2019: 7,000,053 shares*;	15	127,019,156	126,257,156
Additional paid-in capital	15	16,746,986	16,461,333
Statutory reserve	14	14,044,269	14,044,269
Accumulated deficit		(182,194,414)	(174,517,769)
Accumulated other comprehensive income		22,907,323	23,022,845
Total (deficit) equity of the Company		(1,476,680)	5,267,834
Non-controlling interest		9,088,990	9,340,551
Total Equity		7,612,310	14,608,385

TOTAL LIABILITIES AND EQUITY		$32,285,556	$40,615,546

*On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

The accompanying notes are an integral part of these consolidated financial statements

F-2

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

		Six Months Ended	Six Months Ended
	NOTES	June 30, 2020	June 30, 2019
		(Unaudited)	(Unaudited)
Revenue – Products		$2,056,805	$1,955,545
Revenue – Products-related parties	5(a)	217,813	3,810,126
Revenue – Software		1,049,377	903,978
Revenue – Other		371,381	362,818
Revenue – Other-related parties	5(b)	41,974	49,750
TOTAL REVENUE		3,737,350	7,082,217
Cost – Products		1,970,154	3,552,454
Cost – Software		296,190	308,701
Cost – Other		4,001	105,391
TOTAL COST		2,270,345	3,966,546

GROSS PROFIT		1,467,005	3,115,671
Administrative expenses		7,064,286	3,138,340
Research and development expenses		1,802,747	1,907,116
Selling expenses		143,816	301,028
LOSS FROM OPERATIONS		(7,543,844)	(2,230,813)

Subsidy income		223,391	339,604
Other (loss), net		(302,336)	(55,430)
Interest income		3,470	67,871
Interest expense and debt discounts expense		(391,231)	(214,002)

Loss before income taxes		(8,010,550)	(2,092,770)

Income tax benefit	10	69,858	270,747
NET LOSS		(7,940,692)	(1,822,023)
Less: Net loss attributable to the non- controlling interest	3	264,047	6,749
NET LOSS ATTRIBUTABLE TO THE COMPANY		$(7,676,645)	$(1,815,274)

Loss per share - Basic and Diluted*
Basic	4	$(1.12)	$(0.24)
Diluted	4	$(1.12)	$(0.24)
NET LOSS PER SHARE ATTRIBUTABLE TO THE COMPANY*
Basic	4	$(1.08)	$(0.24)
Diluted	4	$(1.08)	$(0.24)

*On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. The computation of basic and diluted EPS was retroactively adjusted for all periods presented.

The accompanying notes are an integral part of these consolidated financial statements

F-3

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

	Six Months Ended	Six Months Ended
	June 30, 2020	June 30, 2019
	(Unaudited)	(Unaudited)
Net loss	$(7,940,692)	$(1,822,023)
Other comprehensive loss:
Foreign currency translation loss	(103,036)	(3,083)
Comprehensive loss	(8,043,728)	(1,825,106)
Comprehensive loss attributable to the non- controlling interest	251,561	7,304
Comprehensive loss attributable to the Company	$(7,792,167)	$(1,817,802)

The accompanying notes are an integral part of these consolidated financial statements

F-4

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(Unaudited)

	Ordinary shares*		Additional Paid-in	Statutory	Accumulated	Accumulated other comprehensive	Non controlling
	Shares	Amount	Capital	Reserve	deficit	income	interest	Total
BALANCE AS AT JANUARY 1, 2020	7,000,053	$126,257,156	$16,461,333	$14,044,269	$(174,517,769)	$23,022,845	$9,340,551	$14,608,385
Stock-based payment for consulting fee	46,667	186,000	16,185	-	-	-	-	202,185
Issued common stock	285,714	576,000	-	-	-	-	-	576,000
Issued convertible note beneficial conversion feature in connection with the private placement (Note 12)	-	-	165,580	-	-	-	-	165,580
Issued detachable warrant in connection with the private placement (Note 12)	-	-	11,580	-	-	-	-	11,580
Net loss for the period	-	-	-	-	(7,676,645)	-	(264,047)	(7,940,692)
Foreign currency translation gain	-	-	-	-	-	(115,522)	12,486	(103,036)
Employee Stock Incentive	-	-	92,308	-	-	-	-	92,308
BALANCE AS AT JUNE 30,2020 (unaudited)	7,332,434	$127,019,156	$16,746,986	$14,044,269	$(182,194,414)	$22,907,323	$9,088,990	$7,612,310

	Ordinary shares*		Additional Paid-in	Statutory	Accumulated	Accumulated other comprehensive	Non controlling
	Shares	Amount	Capital	Reserve	deficit	income	interest	Total

BALANCE AS AT JANUARY 1, 2019	6,960,053	$126,146,996	$15,782,904	$14,044,269	$(170,935,437)	$23,218,159	$9,347,036	$17,603,927
Stock-based payment for consulting fee	-	-	59,461	-	-	-	-	59,461
Net loss for the period	-	-	-	-	(1,815,274)	-	(6,749)	(1,822,023)
Foreign currency translation loss	-	-	-	-	-	(2,528)	(555)	(3,083)
Stock based compensation (Note 15)	-	-	289,912	-	-	-	-	289,912
BALANCE AS AT JUNE 30,2019 (unaudited)	6,960,053	$126,146,996	$16,132,277	$14,044,269	$(172,750,711)	$23,215,631	$9,339,732	$16,128,194

*On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

The accompanying notes are an integral part of these consolidated financial statements

F-5

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net loss	$(7,940,692)	$(1,822,023)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for credit losses on accounts receivable and other current assets	5,875,044	1,667,306
(Reversal of) Provision for obsolete inventories	(15,255)	284
Depreciation	1,603,722	1,428,424
Amortization of intangible assets	1,479	53,076
Loss (gain) on sale of property and equipment	601	(136)
Loss on disposal of inventories	49,827	63,849
Stock-based payments for consulting services	204,443	33,884
Amortization of convertible note discount	163,833	-
Stock-based compensation	92,308	289,912
Changes in operating assets and liabilities:
Accounts receivable	(1,225,284)	(116,565)
Accounts receivable from related party and its affiliates	803,982	(2,473,234)
Inventories	27,762	150,513
Other non-current assets	342,269	-
Other receivables and prepaid expenses	1,601,902	(315,436)
Advances to suppliers	(1,685,458)	(917,088)
Other payables and accrued expenses	305,903	292,672
Advances from customers	(48,317)	32,278
Advances from customers from related party and its affiliates	18,491	61,122
Amounts due to related parties	-	(1,018,982)
Accounts payable	(1,283,642)	2,057,767
Income tax payable	(69,858)	(233,584)
Net cash used in operating activities	(1,176,940)	(765,961)

INVESTING ACTIVITIES
Proceeds from sale of property and equipment	-	136
Purchases of property and equipment	(150,470)	(647,317)
Loan receivable-related party	43,708	-
Net cash used in investing activities	(106,762)	(647,181)

FINANCING ACTIVITIES
Borrowings under short-term loans	4,029,193	2,505,027
Repayment of short-term loans	(5,696,201)	(1,357,135)
Issuance of convertible notes, net of issuance cost and debt discount	1,344,000	-
Issuance of common stock, net of issuance cost	576,000	-
Net cash provided by financing activities	252,992	1,147,892

Effect of exchange rate changes on cash and cash equivalents	(4,092)	(3,988)
NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(1,034,802)	(269,238)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING	1,519,666	1,653,260
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ENDING	$484,864	$1,384,022

Supplemental disclosure of cash flow information:
Cash paid during the year
Income taxes	$-	$-
Interest	$346,042	$214,002

	Six Months Ended June 30,2020	Six Months Ended June 30, 2019
Reconciliation to amounts on consolidated balance sheets
Cash and cash equivalents	$286,795	$1,279,189
Restricted cash	198,069	104,833
Total cash, cash equivalents, and restricted cash	$484,864	$1,384,022

Supplemental disclosure of significant non-cash transactions*:

In March 2019, the Company issued warrants to purchase 25,000 shares of the Company’s ordinary share as service compensation of approximately $58,000 to a consultant.

In January 2020, the Company issued 30,000 restricted ordinary shares as compensation of approximately $144,000 to a consultant’s service.

In March 2020, the Company issued two individual investors warrants with fair value of $11,580 to each purchase 26,667 shares of the Company’s ordinary share in connection with the issuance of a $1.48 million convertible promissory note.

In April 2020 the Company issued 16,667 restricted ordinary shares and warrant to purchase 16,667 shares of the Company’s ordinary shares as compensation to a consultant’s service. The fair values of the restricted ordinary shares and warrants were approximately $42,000 and $16,000, respectively.

*On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references above in this section to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

The accompanying notes are an integral part of these consolidated financial statements

F-6

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION, PRINCIPAL ACTIVITIES AND MANAGEMENT’S PLANS

Taoping Inc. (f/k/a China Information Technology, Inc.), together with its subsidiaries (the “Company” or “TAOP”), is a leading provider of cloud- app technologies for Smart City IoT platforms, digital advertising delivery, and other internet-based information distribution systems in China. Our Internet ecosystem enables all participants of the new media community to efficiently promote branding, disseminate information, and exchange resources. In addition, we provide a broad portfolio of software, hardware with fully integrated solutions, including information technology infrastructure, Internet-enabled display technologies, and IoT platforms to customers in government, education, residential community management, media, transportation, and other private sectors. In May 2018, we changed our corporate name from “China Information Technology Inc.” to “Taoping Inc.”, to more accurately reflect our current business operations in the new media and IoT industries. As listed in the table below, these services are provided through the Company’s wholly-owned People’s Republic of China (PRC) subsidiaries, Information Security Technology International Co., Ltd. (“IST”), TopCloud Software Co., Ltd., (“TopCloud”), and Information Security IoT Tech. Co., Ltd. (“ISIOT ), and through the Company’s variable interest entities (“VIE”), iASPEC Technology Group Co., Ltd. (“iASPEC”) and its subsidiaries, iASPEC Bocom IoT Technology Co. Ltd. (“Bocom”), and Shenzhen Biznest Internet Tech. Co., Ltd. (“Biznest”), and the Company’s wholly-owned Hong Kong subsidiary Information Security Tech. International Co. Ltd. (“IST HK”).

Entities	Subsidiaries/ VIE	June 30, 2020 % owned	December 31, 2019 % owned	December 31, 2018 % owned	Location
Taoping Inc.					British Virgin Islands
Taoping Holdings Limited (THL)	Subsidiary	100%	100%	100%	British Virgin Islands
Information Security Tech. International Co., Ltd. (IST HK)	Subsidiary	100%	100%	100%	Hong Kong, China
Information Security Tech. (China) Co., Ltd. (IST)	Subsidiary	100%	100%	100%	Shenzhen, China
TopCloud Software (China) Co., Ltd. (TopCloud)	Subsidiary	100%	100%	100%	Shenzhen, China
Information Security IoT Tech. Co., Ltd. (ISIOT)	Subsidiary	100%	100%	100%	Shenzhen, China
iASPEC Technology Group Co., Ltd. (iASPEC)	VIE	100%	100%	100%	Shenzhen, China
Biznest Internet Tech. Co., Ltd. (Biznest)	VIE subsidiary	100%	100%	100%	Shenzhen, China
iASPEC Bocom IoT Tech. Co., Ltd. (Bocom)	VIE subsidiary	100%	100%	100%	Shenzhen, China

F-7

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Management Service Agreement

iASPEC is a VIE of the Company. To comply with PRC laws and regulations that restrict foreign ownership of companies that provide public security information technology and Geographic Information Systems software operating services to certain government and other customers, the Company operates the restricted aspect of its business through iASPEC.

Pursuant to the terms of a management service agreement by and among IST, iASPEC and its shareholders, dated July 1, 2007 (“MSA”), iASPEC granted IST a ten-year, exclusive, royalty-free, transferable worldwide license to use and install certain iASPEC software, along with copies of source and object codes relating to such software. In addition, IST licensed back to iASPEC a royalty-free, limited, non-exclusive license to the software, without right of sub-license, for the sole purpose of permitting iASPEC to carry out its business as presently conducted. IST has the right to designate two Chinese citizens to serve as senior managers of iASPEC, to serve as a majority on iASPEC’s Board of Directors, and to assist managing the business and operations of iASPEC. In addition, both iASPEC and IST will require the affirmative vote of a majority of the Company’s Board of Directors, including at least one non-insider director, for certain material actions, as defined, with respect to iASPEC.

Option Agreement

In connection with the MSA, on July 1, 2007, IST also entered into an immediately exercisable purchase option agreement (the “Option Agreement”) with iASPEC and its shareholders. Pursuant to the Option Agreement, the iASPEC shareholder granted IST or its designee(s) an exclusive, irrevocable option to purchase, from time to time, all or a part of iASPEC’s shares or iASPEC’s assets from the iASPEC shareholder for $1,800,000 in aggregate. The option may not be exercised if the exercise would violate any applicable laws and regulations in PRC or cause any license or permit held by, and necessary for the operation of iASPEC, to be cancelled or invalidated. The Option Agreement will terminate on the date that IST exercises its purchase option and acquires all the shares or assets of iASPEC pursuant to the terms of the Option Agreement. The Option Agreement may be rescinded by IST upon 30 days’ notice without costs to terminate. The Option Agreement does not have renewal provisions.

F-8

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Amended and Restated MSA

The Amended and Restated MSA was entered into on December 13, 2009, by and among IST, iASPEC and iASPEC’s sole shareholder, Mr. Jianghuai Lin (“Mr. Lin”). Pursuant to the Amended and Restated MSA, IST will provide management and consulting services to iASPEC, under the following terms:

●	iASPEC agreed that IST will be entitled to receive ninety five percent (95%) of the Net Received Profit, as defined, of iASPEC during the term of the Agreement. iASPEC is obligated to calculate and pay the Net Received Profit due to IST no later than the last day of the first month following the end of each fiscal quarter. Mr. Lin, agreed to enter into an agreement with IST to pledge all of his equity interests in iASPEC as security for his and iASPEC’s fulfillment of their respective obligations under the MSA, and to register the pledge agreement with the local AIC (Administration for Industry and Commerce). The Amended and Restated MSA was executed on December 13, 2009. Based on the advice of the Company’s PRC legal counsel, in January 2010 all the parties to the agreement decided not to enter into a pledge agreement.

●	Mr. Lin confirmed his status as the sole iASPEC shareholder and his assumption of all of the obligations of the iASPEC shareholder under the agreement, including a confirmation of his continuing obligation under a written guaranty, executed by the then iASPEC shareholders.

●	Based on iASPEC’s needs for its development and operation, IST has the right, from time to time, at its sole discretion, to provide iASPEC with capital support.

●	IST agreed that it will not interfere with any business of iASPEC covered by iASPEC’s PRC State Secret related Computer Information System Integration Certificate, including but not limited to, seeking access to relevant documents regarding such business. However, iASPEC agreed that it will cooperate with the requests of the Company as necessary to comply with the Company’s reporting obligations to the Securities and Exchange Commission. (“SEC”).

The Amended and Restated MSA amended certain terms of the original Management Service Agreement which became effective on July 1, 2007 and has a term of 30 years unless otherwise early termination by the parties by one of the following means:

●	Either iASPEC or IST may terminate the Amended and Restated MSA immediately (a) upon the material breach by a party of its obligations and the failure of such party to cure such breach within 30 working days after written notice from the non-breaching party; or (b) upon the filing of a voluntary or involuntary petition in bankruptcy by a party, or of which the party is the subject to insolvency, or the commencement of any proceedings placing the party in a receivership, or of any assignment by a party for the benefit of creditors; or

●	The Amended and Restated MSA may be terminated at any time by IST upon 90 calendar days’ written notice delivered to all other parties.

F-9

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Upon any effective date of any termination of the Amended and Restated MSA: (a) IST will cease providing management services to iASPEC; (ii) IST will deliver to iASPEC all chops and seals of iASPEC; (iii) IST will deliver to iASPEC all of the financial and other books and records of iASPEC, including any and all permits, licenses, certificates and other proprietary and operational documents and instruments; (iv) the senior managers who are recommended by IST and elected as directors of iASPEC will resign from the Board of Directors of iASPEC in a lawful way; and (v) the software license that iASPEC granted to IST according to the Amended and Restated MSA will terminate unless otherwise agreed by the parties. In addition, any amounts owing from any party to any other party on the effective date of any termination under the terms of the Amended and Restated MSA will continue to be due and owing despite such termination.

The Amended and Restated MSA does not have renewal provisions. We expect that the parties to the Amended and Restated MSA will negotiate to extend the term of the agreement before its expiration.

The substance of the Amended and Restated MSA and the Option Agreement is to:

●	Allow the Company to utilize the business licenses, contacts, permits, and other resources of iASPEC in order for the Company to be able to expand its operations and business model;

●	Provide the Company with effective control over all of iASPEC’s operations; and provide the shareholders of iASPEC an opportunity to monetize a portion of their investment through the $1.8 million purchase option.

Going Concern and Management’s Plans

In the first 6 months of 2020, various levels of city lock-downs resulted in confining individual’s mobility, ceasing private and public transportations, halting vast majority of business transactions, depleting businesses’ cash flows due to outbreak of the COVID-19 pandemic. As a result of negative impact to overall economy and businesses from the COVID-19 pandemic, the Company was unable to deliver products and services and collect outstanding trade accounts receivable as planned causing significant decline in revenue and increase in allowance for credit losses. The Company incurred a net loss of approximately $7.9 million for the six months ended June 30, 2020, compared to a net loss of $1.8 million for the same period of 2019. The Company reported negative cash flows from operations of approximately $1.2 million for the six months ended June 30, 2020, compared to negative cash flows of $0.8million from operations for the same period of 2019. As of June 30, 2020, the Company had a working capital deficit of approximately $10.0 million, compared to a working capital deficit of $7.0 million as of December 31, 2019. The Company had significant accumulated deficit approximately $182.1 million and $174.5 million as of June 30, 2020 and December 31, 2019, respectively.

In March 2020, the Company completed a financing transaction comprising of ordinary shares, convertible notes, and warrants with aggregate proceeds net of issuance cost and debt discount of $1.9 million. In September 2020, the Company consummated a financing transaction comprising of ordinary shares, convertible notes, and warrants with aggregate proceeds net of issuance cost and debt discount of $1.9 million. Both financing activities were to increase the Company’s working capital. In July 2020, the Company also successfully secured two one-year short term bank loans totaling approximately $1.8 million to further better liquidly.

The Company has successfully transformed its business model from providing IT software, hardware, and system integration services to the public sectors to offering cloud-based ecosystem solutions to the private sector, and generated positive cash flows from operating activities in 2017 and 2018. In 2020, the management will continue to execute the existing business strategies with focuses on selection of quality customers, collection of accounts receivable, maintaining proper inventory level, and managing accounts payable to enhance operating cash flows. In addition, the Company will aggressively develop domestic and international markets to develop new customers. The Company successfully grew domestic market share reaching over 200 cities in 2019, and expects to achieve market expansion to around 300 cities in 2020. Moreover, with the increasing scale of the Taoping national network, the Company expects to increase its revenue stream of platform service in 2020. In addition, the Company has also advanced into international arena forming a joint venture in Singapore, establishing a business relationship in Canada, and exploring opportunities in other geographical regions. With its well established “Taoping” brand, technology platform and industry reputation, the Company believes it has the ability to raise needed capital to support the Company’s operations and business expansions.

If the Company’s business strategies are not successful in addressing its current financial concerns, additional capital raise from issuing equity security or debt instrument or additional loan facility may occur to support required cash flows. However, the Company can make no assurances that financing will be available for the amounts we need, or on terms commercially acceptable to us, if at all. If one or all of these events do not occur or subsequent capital raise was insufficient to bridge financial and liquidity shortfall, substantial doubt exists about the Company’s ability to continue as a going concern. The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

F-10

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The consolidated financial statements as of June 30, 2020 and for the six month periods ended June 30, 2020 and 2019 are unaudited. The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, the results of its operations and cash flows. Operating results as presented are not necessarily indicative of the results to be expected for a full year. These consolidated financial statements and related notes should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Form 20-F for the year ended December 31, 2019 filed on June 12, 2020 with the Securities and Exchange Commission.

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its VIE for which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Reverse Stock Split: A one (1)-for-six (6) reverse stock split of the Company’s issued and outstanding ordinary shares was effected on July 30, 2020 (the “Reverse Stock Split”). Except shares authorized, all share and per share information has been retroactively adjusted to give effect to the Reverse Stock Split for all periods presented, unless otherwise indicated.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company’s significant estimates include its accounts receivable, fair value of stock options and warrants, valuation allowance of deferred tax assets, and other intangible assets. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

F-11

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(c)	Economic, pandemic, and Political Risks

All the Company’s revenue-generating operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic, public health, and legal environments in the PRC, and by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks that are not typically pertaining to the companies in North America and Western Europe. These include risks associated with, among others, the political, economic, public health, and legal environments and foreign currency exchange. The Company’s financial results may be adversely affected by changes in the political, public health, and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, fiscal and monetary policies, anti- inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

(d)	Cash and Cash Equivalents, and Restricted cash

The Company considers all highly liquid investments purchased and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of June 30, 2020 or December 31, 2019.

The Company maintains its cash accounts at credit worthy financial institutions and closely monitors the movements of its cash positions. As of June 30, 2020, and December 31, 2019, approximately $0.3 million and $1.5 million of cash, respectively, was held in bank accounts in the PRC.

(e)	Restricted Cash

The Company also held restricted cash of $0.2 million as of June 30, 2020. The restricted fund is a time deposit served as collateral to secure a bank loan facility that matures on May 7, 2021.

(f)	Accounts Receivable, Accounts Receivable –related parties, and Concentration of Risk

In January 2020, the Company adopted ASU 2016-13, Topics 326 - Credit Loss, Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology, for its accounting standard for its trade accounts receivable.

The Company evaluates the creditworthiness of all of its customers individually before accepting them and continuously monitors the recoverability of accounts receivable. If there are any indicators that a customer may not make payment, the Company may consider making provision for non- collectability for that particular customer. At the same time, the Company may cease further sales or services to such customer. The following are some of the factors that the Company develops allowance for credit losses:

●	the customer fails to comply with its payment schedule;

F-12

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

●	the customer is in serious financial difficulty;
●	a significant dispute with the customer has occurred regarding job progress or other matters;
●	the customer breaches any of the contractual obligations;
●	the customer appears to be financially distressed due to economic or legal factors;
●	the business between the customer and the Company is not active; and
●	other objective evidence indicates non-collectability of the accounts receivable

The Company considers the following factors when determining whether to permit a longer payment period or provide other concessions to customers:

●	the customer’s past payment history;
●	the customer’s general risk profile, including factors such as the customer’s size, age, and public or private status;
●	macroeconomic conditions that may affect a customer’s ability to pay; and
●	the relative importance of the customer relationship to the Company’s business.

The adoption of the credit loss accounting standard has no material impact on the Company’s consolidated financial statements. Accounts receivable are recognized and carried at carrying amount less an allowance for credit losses, if any. The Company maintains an allowance for credit losses resulting from the inability of its customers to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis. The Company has also included in calculation of allowance for credit losses, the potential impact of the COVID-19 pandemic on our customers businesses and their ability to pay their accounts receivable. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The Company also considers external factors to the specific customer, including current conditions and forecasts of economic conditions, including the potential impact of the COVID-19 pandemic. In the event we recover amounts previously written off, we will reduce the specific allowance for credit losses.

Since May 2017, the Company entered into a series of contracts with Shenzhen Taoping New Media, Co., Ltd. (“Shenzhen Taoping”) and its affiliates for the sale of the Company’s Cloud-Application-Terminal based digital ads display terminals, software and technical services. Shenzhen Taoping is a company controlled by Mr. Jianghuai Lin, the Chief Executive Officer of the Company.

Accounts receivable as at June 30, 2020 and December 31, 2019 are as follows:

	June 30, 2020	December 31, 2019
	(Unaudited)
Accounts Receivable	$10,456,112	$9,611,788
Allowance for credit losses	(6,527,868)	(4,685,707)
Accounts Receivable, net	$3,928,244	$4,926,081
Accounts Receivable - related parties	$10,683,756	$10,862,238
Allowance for credit losses - related parties	(4,000,246)	(2,128,975)
Accounts Receivable - related parties, net	$6,683,510	$8,733,263
Non-current Accounts Receivable	$2,021,838	$1,804,189
Non-current Allowance for credit losses	(1,027,462)	(156,080)
Non-current Accounts Receivable, net	$994,376	$1,648,109
Non-current Accounts Receivable - related parties	$3,203,879	$4,035,831
Non-current Allowance for credit losses - related parties	(1,359,040)	(241,882)
Non-current Accounts Receivable - related parties, net	$1,844,839	$3,793,949

F-13

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The normal credit term is ranging from 1 month to 3 months after the customers’ acceptance of hardware or software, and completion of services. However, because of various factors of business cycle, the actual collection of outstanding accounts receivable may be beyond the normal credit terms.

In accordance with ASC 210-10-45, the non-current accounts receivable and non-current accounts receivable-related parties represent the amounts that the Company does not reasonably expect to be realized during the normal operating cycle of the Company. Considering the limited operating history with the customers and Taoping Alliance members, in accordance with ASC 210-10-45, the operating cycle of the Company is not identifiable. Therefore, the Company uses one-year time period as the basis for the separation of current and non-current assets.

The allowance for credit loss at June 30, 2020 and December 31, 2019, totaled approximately $12.9 million and $7.2 million, respectively, representing management’s best estimate. The following table describes the movements in the allowance for credit losses during the six month period ended June 30, 2020 and the year ended December 31, 2019:

Balance at January 1, 2019	$3,683,842
Increase in allowance for credit losses	3,576,669
Foreign exchange difference	(47,867)
Balance at December 31, 2019	$7,212,644
Increase in allowance for credit losses	5,803,002
Foreign exchange difference	(101,030)
Balance at June 30, 2020 (Unaudited)	$12,914,616

(g)	Fair Value Accounting

Financial Accounting Standards Board (FASB) Accounting Standards Codifications (ASC) 820-10 “Fair Value Measurements and Disclosures”, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). As required by FASB ASC 820-10, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under FASB ASC 820-10 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

F-14

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

On January 1, 2020, the Company adopted ASU 2018-13,” Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.” The adoption of the disclosure requirements for Fair Value Accounting has no material impact on the Company’s consolidated financial statements.

(h)	Convertible promissory note

The Company determines the appropriate accounting treatment of its convertible debt in accordance with the terms in relation to conversion features. After considering the impact of such features, the Company may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the guidance described under ASC 815 Derivatives and Hedging and ASC 470 Debt. The debt discount, if any, together with related issuance cost are subsequently amortized as interest expense over the period from the issuance date to the earliest conversion date or stated redemption date. The Company presented the issuance cost of debt in the balance sheet as a direct deduction from the related debt.

F-15

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(i)	Revenue Recognition

The Company generates its revenues and expects to receive economic considerations primarily from two sources: (1) product sales, and (2) software sales. Revenue is recognized when obligations under the terms of a contract with our customers are satisfied; and generally occurs upon delivery of the goods and services.

Revenue - Products

Products revenues are generated primarily from the sale of Cloud-Application-Terminal based digital ads display terminals with integrated software essential to the functionality of the hardware to our customers (inclusive of related parties) and high-end data storage servers. Although manufacturing of the product has been outsourced to the Company’s Original Equipment Manufacturer (OEM) suppliers, the Company has acted as the principal of the contract. The Company recognized the product sales at the point of delivery. The Company has indicated that it may from time to time provide future unspecified software upgrades to the display terminal hardware products’ essential software, which is expected to be infrequent and, free of charge. Non-software service is mainly the one-time training session provided to the customer to familiarize them with the software operation upon the customer’s initial introduction to the software platform. The costs of providing infrequent software upgrade and training provided to the customer for familiarizing the software operations are de minimis. After-sales services of the high-end data storage server, including but not limited to software upgrade, repair and maintenance, user training, and product warranty, are ultimately provided by the server hardware producers. As a result, the Company does not allocate transaction price to software upgrade, customer training and other after-sales services. The Company has stabilized supply chains for the high-end data storage server and believes that the high-end server will be available to meet market demands.

F-16

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Revenue - Software

Customers in the private sector contract the Company to design and develop software products specifically customized for their needs for a fixed price. Software development projects usually include developing software, integrating various isolated software systems into one, and testing the system. The design and build services, together with the integration of the various elements, are generally determined to be essential to the functionality of the delivered software. The contracted price is usually paid in installments based on progression of the project or at the delivery of the software. The Company usually provides non-software services including after-sale support, technical training. The technical training only occurs at the introduction of the software. The software is highly specialized and stable, after-sale support and subsequent upgrade or enhancement are infrequent. The Company has estimated the costs associated with the non-software performance obligations and concludes that these obligations are de minimis to the overall contract. Therefore, the Company does not further allocate transaction price.

The Company usually completes the customized software contracts less than 12 months and recognizes the revenue at the point of delivery because the Company does not have an enforceable right to payment for performance completed to date. Revenues from software development contracts are classified as “Revenue-Software” on the Company’s consolidated statements of operations.

Revenue - Other

The Company also reports other revenue which comprises revenues generated from other hardware maintenance services, network maintenance services, hardware system upgrade, rental income, and miscellaneous income. Revenues from hardware maintenance service, network maintenance service, and hardware system upgrade are recognized upon completion of the services, because these services alike are technical problems beyond routine system upkeeps.

F-17

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company follows ASC 842 – Leases that requires lessor to identify the underlying assets and allocate rental income among considerations in lease and non-lease components. The Company owns two units of office space renting out to a third party and a related party under non-cancelable operating lease agreements with lease terms of six years starting from May 1, 2016 and three years starting from July 1, 2019, respectively. The lease agreements have fixed monthly rental payments, and no non-lease component or option for lessees to purchase the underlying assets. The Company collects monthly rental payments from the lessees, and has generated approximately $211,000 and $213,000 rental income for the periods ended June 30, 2020, and 2019, respectively.

Annual minimum rental income to be received in the next 5 years:

2020	451,294
2021	470,764
2022	169,435
Total	1,091,493

Contract balances

The Company records advances from customers when cash payments are received or due in advance of our performance. For the six months ended June 30, 2020 and 2019, the Company recognized revenue of $120,000 and $39,000, respectively, that was included in the advances from customers balance at the beginning of each reporting period.

Practical expedients and exemptions

The Company generally expenses sales commissions if any incurred because the amortization period would have been one year or less. In many cases, the Company is approached by customers for customizing software products for their specific needs without incurring significant selling expenses.

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

F-18

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(j)	Segment reporting

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. Transfers and sales between reportable segments, if any, are recorded at cost.

The Company reports financial and operating information in the following two segments:

(a)	Cloud-based Technology (CBT) segment — The CBT segment is the Company’s current and future focus for corporate development. It includes the Company’s cloud-based products and services sold to private sectors including new media, healthcare, education, and residential community management. In this segment, the Company generates revenues from the sales of hardware and software total solutions with proprietary software and content as well as from designing and developing software products specifically customized for private sector customers’ needs for a fixed price.

(b)	Traditional Information Technology (TIT) segment —The TIT segment includes the Company’s project-based technology products and services sold to the public sector. The solutions the Company has sold primarily include Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS). In this segment, the Company generates revenues from sales of hardware and system integration services.

As a result of the Company’s business transformation focusing on marketing Cloud-based smart advertising display terminals and advertising media sharing platform, the TIT segment has gradually been phased out becoming immaterial to the Company’s overall business operations and financial performance, and is no longer reported as a separated business operating segment.

(k)	Reclassifications

Certain prior period amounts have been reclassified to be comparable to the current period presentation. This reclassification has no effect on previously reported net assets or net income (loss).

(l)	Recent Accounting Pronouncements

In January 2020, the FASB issued ASU 2020-01, “Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815.” This ASU among other things clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323, Investments—Equity Method and Joint Ventures, for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The new ASU clarifies that, when determining the accounting for certain forward contracts and purchased options a company should not consider, whether upon settlement or exercise, if the underlying securities would be accounted for under the equity method or fair value option. For public companies, ASU No. 2020-01 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early application is permitted, including early adoption in an interim period for periods for which financial statements have not yet been issued. An entity should apply ASU No. 2020-01 prospectively at the beginning of the interim period that includes the adoption date. Adoption of ASU 2020-01 is not expected to have material impact on the consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06 (“ASU 2020-06”) “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity.” ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions and is effective for public business entities fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The Company is currently evaluating the effect of the adoption of ASU 2020-06 on the consolidated financial statements. The effect will largely depend on the composition and terms of the financial instruments at the time of adoption.

The Company has considered all other recently issued accounting pronouncements and does not believe that the adoption of such pronouncements will have a material impact on the consolidated financial statements.

F-19

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3.	VARIABLE INTEREST ENTITY

The Company is the primary beneficiary of iASPEC, pursuant to the Amended and Restated MSA. iASPEC is qualified as a variable interest entity of the Company and is subject to consolidation. Accordingly, the assets and liabilities and revenues and expenses of iASPEC have been included in the accompanying consolidated financial statements. In the opinion of management, (i) the ownership structure of the Company, and the VIEs are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and its shareholder are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC laws and regulations in all material respects.

For the six months ended June 30, 2020 and 2019, net loss of $ 264,047 and $ 6,749 respectively, have been attributed to non-controlling interest in the consolidated statements of operations of the Company.

Government licenses, permits and certificates represent substantially all of the unrecognized revenue-producing assets held by the VIEs. Recognized revenue-producing assets held by the VIEs consist of property, plant and equipment, and intangible assets.

The VIE’s assets and liabilities were as follows as of June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
	(Unaudited)
Total current assets	$12,396,964	$17,854,356
Property, plant and equipment	3,702,853	3,516,313
Total assets	22,745,524	30,660,788
Intercompany payable to the WFOE	19,115,513	19,623,596
Total current liabilities	36,121,681	39,005,733
Total liabilities	36,121,681	39,005,733
Total equity	$(13,376,157)	$(8,344,945)

F-20

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

4.	LOSS PER SHARE

Basic loss per share is computed by dividing loss available to common shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur, if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, or resulted in the issuance of ordinary shares that shared in the earnings of the entity.

Components of basic and diluted earnings per share were as follows for the six months ended June 30, 2020 and 2019:

	Six Months Ended	Six Months Ended
	June 30, 2020	June 30, 2019
	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to the Company	$(7,676,645)	$(1,815,273)
Denominator:
Weighted average outstanding ordinary shares-Basic*	7,075,611	6,960,053
Weighted average outstanding ordinary shares- Diluted*	7,075,611	6,960,053
Loss per share attributable to the Company*
Basic	$(1.08)	$(0.24)
Diluted	$(1.08)	$(0.24)

*On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. The computation of basic and diluted EPS was retroactively adjusted for all periods presented.

These incremental shares were added to denominator for the period that stock options were outstanding due to the average market price of the Company’s stock in the period exceeded the exercise prices of the stock options granted to the Company’s employees and various consultants. The incremental shares were computed under the treasury stock method. The EPS calculation excluded the if-converted shares from the convertible promissory note or exercised shares from detachable warrant associated with the convertible promissory note based on the Company’s recent stock prices, which were significantly below the stated convertible price and among other conversion prices of alternative conversions or exercise price of the warrant. There were 296,900 stock options for employees and 68,334 stock options/warrants for nonemployees outstanding that were not included in the computation of dilutive weighted- average shares outstanding for the six months ended June 30, 2020, because the effect would be anti-dilutive.

F-21

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

5.	RELATED PARTY TRANSACTIONS

(a)	Revenue – related parties

From May 2017, the Company entered into a series of contracts with Shenzhen Taoping New Media Co., Ltd. (“Shenzhen Taoping”) and its affiliates for the sale of the Company’s Cloud-Application-Terminal based digital advertisement display terminals, software and technical services. Shenzhen Taoping is a company controlled by Mr. Lin. For the six months ended June 30, 2020 and 2019, revenues from related parties for sales of products were approximately $0.2 million and $3.8 million, respectively.

(b)	Rental income – related party

On July 1, 2017, the Company entered into a lease agreement with Shenzhen Taoping to lease the Company’s office space located at 18th Floor, Education and Technology Building, Zhuzilin, Futian District, Shenzhen City to Shenzhen Taoping for a period of 12 months. The term of the lease agreement was subsequently extended to June 30, 2022. Shenzhen Taoping is a company controlled by Mr. Lin. For the six months ended June 30, 2020 and 2019, the Company’s rental income from Shenzhen Taoping was approximately $30,000 and $31,000, respectively.

(c)	Services purchase – related party

iASPEC and Bocom has a total of $64,361 and $65,276 payable to Shenzhen Taoping as of As of June 30, 2020 and December 31, 2019, respectively, for certain consultation service provided by Shenzhen Taoping during prior year. The balance will be paid off by the end of 2020. No consultation service was provided in 2020 or 2019.

(d)	Loan receivable – related party

As of June 30, 2020 and December 31, 2019, the Company recorded a total of $0.3 million and $0.4 million, respectively, loan receivable from Shenzhen Taoping, which is for a nine-month short- term loan without interest and is expected to be fully repaid by September 2020.

(e)	Amount due to related party

The balance of due to related party was $0.13 million as of June 30, 2020 and December 31, 2019, respectively, which was borrowed from Shenzhen Taoping for working capital purpose. The due to related party was due on demand without interest.

6.	INVENTORIES

As of June 30, 2020 and December 31, 2019, inventories consist of:

	June 30, 2020	December 31, 2019
	(Unaudited)
Raw materials	$3,389	$3,437
Finished goods	405,111	453,634
Cost of projects	1,723	49,233
	$410,223	$506,304
Allowance for slow-moving or obsolete inventories	(173,690)	(203,366)
Inventories, net	$236,533	$302,938

For the six months ended June 30, 2020, there was a reversal of impairments for obsolete inventories in the amount of approximately $15,000. For the first six months ended June 30, 2019, impairments for obsolete inventories were approximately $0. Impairment charges on inventories are included with general and administrative expenses.

F-22

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

7.	PROPERTY, PLANT AND EQUIPMENT

As of June 30, 2020 and December 31, 2019, property, plant and equipment consist of:

	June 30, 2020	December 31, 2019
	(Unaudited)
Office buildings	$4,754,755	$4,822,303
Electronic equipment, furniture and fixtures	5,435,739	5,029,249
Motor vehicles	221,547	242,265
Purchased software	15,694,167	15,538,161
	26,106,209	25,631,978
Less: accumulated depreciation	(15,176,380)	(13,796,462)
Property, plant and equipment, net	$10,929,829	$11,835,516

Depreciation expenses for the six months ended June 30, 2020 and 2019 were approximately $1.6 million and $1.4 million, respectively.

Management regularly evaluates property, plant and equipment for impairment, if an event occurs or circumstances change that would potentially indicate that the carrying amount of the property, plant and equipment exceeded its fair value. Management utilizes the discounted cash flow method to estimate the fair value of the property, plant and equipment.

Based on the test of recoverability and the estimated fair value, management determined no impairment for the six months ended June 30, 2020 and 2019.

Company’s office buildings, with net carry value of approximately $2.8 million, are used as collateral for its short-term bank loan.

8.	INTANGIBLE ASSETS

As of June 30, 2020 and December 31, 2019, intangible assets consist of:

	Software and software development costs	Trademarks	Total
Gross carrying amounts
Balance as of January 1, 2019	$4,083,543	$892,848	$4,976,391
Foreign currency translation	(53,061)	(11,603)	(64,664)
Balance as of December 31, 2019	4,030,482	881,245	4,911,727
Foreign currency translation	(56,456)	(12,344)	(68,800)
Balance as of June 30, 2020(Unaudited)	3,974,026	868,901	4,842,927
Accumulated amortization
Balance as of January 1, 2019	4,037,464	879,006	4,916,470
Amortization expense	45,889	12,275	58,164
Foreign currency translation	(52,871)	(11,532)	(64,403)
Balance as of December 31, 2019	4,030,482	879,749	4,910,231
Amortization expense	-	1,479	1,479
Foreign currency translation	(56,456)	(12,327)	(68,783)
Balance as of June 30, 2020(Unaudited)	3,974,026	868,901	4,842,927
Total amortized intangible assets, net as of June 30, 2020(Unaudited)	$-	$-	$-

F-23

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Amortization expense for the six months ended June 30, 2020 and 2019 were approximately $1,500 and $53,000, respectively.

9.	BANK LOANS

(a) Short-term bank loans

	June 30, 2020	December 31, 2019
	(Unaudited)
Secured short-term loans (1)	$4,830,062	$6,584,664
Total short-term bank loans	$4,830,062	$6,584,664

(1) Detailed information of secured short-term loan balances as of June 30, 2020 and December 31, 2019 were as follows:

	June 30, 2020	December 31, 2019
	(Unaudited)
Guaranteed by IST guaranteed by Mr. Lin and guaranteed by DU YONG	$212,217	$258,278

Collateralized by office buildings of IST and guaranteed by Mr. Lin and Biznest	3,819,909	4,017,664
Collateralized by office buildings of ISIOT and guaranteed by IST and guaranteed by Mr. Lin and pledged by ISTIL	599,867	-
Collateralized by ISIOT and Secured by ISTIL	-	1,985,874
Guaranteed by High-tech Investment Company(i) and Mr. Lin	-	322,848
Guaranteed by a $ 0.2 million restricted bank time deposit	198,069	-
Total	$4,830,062	$6,584,664

(i) High-tech Investment Company is an unrelated third party.

As of June 30, 2020, the Company had short-term bank loans of approximately $4.8 million, which mature on various dates from July 30, 2020 to May 7, 2021. The short-term bank loans can be extended for another year by the banks without additional charges to the Company upon maturity. The bank borrowings are in the form of credit facilities. Amounts available to the Company from the banks are based on the amount of collateral pledged or the amount guaranteed by the Company’s subsidiaries. These borrowings bear interest rates ranging from 5.66% to 9% per annum. The weighted average interest rates on short term debt were approximately 6.33% and 6.45% for the six months ended June 30, 2020 and 2019, respectively. The interest expenses were approximately $0.2 million each, for the six months ended June 30, 2020 and 2019.

F-24

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

10.	INCOME TAXES

Pre-tax (loss) income from continuing operations for the six months ended June 30, 2020 and 2019 were taxable in the following jurisdictions:

	Six Months Ended	Six Months Ended
	June 30, 2020	June 30, 2019
	(Unaudited)	(Unaudited)
PRC	$(7,160,850)	$(1,363,583)
Other	(849,700)	(729,187)
Total loss before income taxes	$(8,010,550)	$(2,092,770)

United States

Because of the domestication transaction in 2012 by which CNIT BVI became the parent of our group, under Section 7874 of the Internal Revenue Code of 1986, as amended, the Company is treated for U.S. federal tax purposes as a U.S. corporation and, among other consequences, is subject to U.S. federal income tax on its worldwide income. It is management’s intention to reinvest all the income attributable to the Company earned by its operations outside the United States.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Act”). The Act makes broad and complex changes to the U.S. tax code, including, but not limited to, (1) reducing the U.S. federal corporate tax rate from 35 percent to 21 percent; (2) requiring companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries; (3) generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries; (4) requiring a tax on Global Intangible Low-Taxed Income (“GILTI”) which is a current inclusion in U.S. federal taxable income of certain earnings of controlled foreign corporations; (5) eliminating the corporate alternative minimum tax (“AMT”) and changing how existing AMT credits can be realized; (6) creating the base erosion anti-abuse tax (“BEAT”), a new minimum tax; (7) creating a new limitation on deductible interest expense; and (8) changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017.

The SEC staff issued Staff Accounting Bulletin 118, which provides guidance on accounting for the tax effects of the Act for which the accounting under ASC 740, Income Taxes (“ASC 740”) is incomplete. To the extent that a company’s accounting for certain income tax effects of the Act is incomplete but it is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements. If a company cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC 740 on the basis of the provisions of the tax laws that were in effect immediately before enactment of the Act. The Company from time to time to evaluate the tax effect of Global Intangible Low-Taxed Income (“GILTI”). The Company has determined that there was no impact of GILTI tax to the Company’s consolidated financial statements as of June 30, 2020.

F-25

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

BVI

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI and ordinary income, if any, are not subject to income taxes.

Hong Kong

Under the current laws of Hong Kong, ISTIL is subject to a profit tax rate of 16.5%.

PRC

Income tax (benefit) expense from continuing operations consists of the following:

	Six Months Ended	Six Months Ended
	June 30, 2020	June 30, 2019
	(Unaudited)	(Unaudited)
Current taxes	$(69,858)	$(270,747)
Income tax benefit	$(69,858)	$(270,747)

Current income tax benefit was recorded in 2020 and 2019 and was related to differences between the book and corporate income tax returns.

	Six Months Ended	Six Months Ended
	June 30, 2020	June 30, 2019
	(Unaudited)	(Unaudited)
PRC statutory tax rate	25%	25%
Computed expected income tax (benefit) expense	$(2,002,638)	$(523,193)
Tax rate differential benefit from tax holiday	801,931	131,583
Permanent differences	117,180	(179,474)
Tax effect of deductible temporary differences not recognized	801,244	118,040
Non-deductible tax loss	212,425	182,297
Income tax benefit	$(69,858)	$(270,747)

F-26

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The significant components of deferred tax assets and deferred tax liabilities were as follows as of June 30, 2020 and December 31, 2019:

	June 30, 2020		December 31, 2019
	(Unaudited)
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Allowance for credit losses	$2,416,762	$-	$1,670,652	$-
Loss carry-forwards	2,930,855	-	2,326,787	-
Fixed assets	23,028	(241,255)	22,635	(243,517)
Inventory valuation	365,104	-	332,760	-
Long-term investments	5,305	-	5,381	-
Intangible assets	-	124,124	-	125,887
Gross deferred tax assets and liabilities	5,741,054	(117,131)	4,358,215	(117,630)
Valuation allowance	(5,623,923)	-	(4,240,585)	-
Total deferred tax assets and liabilities	$117,131	$(117,131)	$117,630	$(117,630)

The Company has net operating loss carry forwards totaling RMB 136.3 million ($19.3 million) as of June 30, 2020, substantially all of which were from PRC subsidiaries and will expire on various dates through June 30, 2025. Valuation allowance for deferred tax asset was fully provided.

IST and Topcloud are all governed by the Income Tax Laws of the PRC. These companies are approved as being high-technology enterprises and subject to PRC enterprise income tax rate (“EIT”) at 15%. For Biznest, the income tax starts from the earning year, tax free for the first two years and 12.5% income tax rate for year 3-5.

The Company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the State. However, the Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current State officials.

Based on all known facts, circumstances, and current tax law, the Company has recorded nil unrecognized tax benefits as June 30, 2020 and December 31, 2019, respectively. The Company believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax laws and policies, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months, individually or in the aggregate, and have a material effect on the Company’s results of operations, financial condition or cash flows.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Any accrued interest or penalties associated with any unrecognized tax benefits were not significant for the six months ended June 30, 2020 and 2019.

F-27

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Since the Company intends to reinvest its earnings to further expand its businesses in the PRC, the PRC subsidiaries do not intend to declare dividends to their parent companies in the foreseeable future. The Company’s foreign subsidiaries are in a cumulative deficit position. Accordingly, the Company has not recorded any deferred taxes on the cumulative amount of any undistributed deficit. It is impractical to calculate the tax effect of the deficit at this time.

11.	OTHER CURRENT AND NON-CURRENT ASSETS

(a)	As of June 30, 2020, and December 31, 2019, other current assets consist of:

	June 30, 2020	December 31, 2019
	(Unaudited)
Advances to unrelated-parties (i)	$8,078	$1,835,826
Advances to employees	68,500	64,777
Other current assets	180,808	187,343
	$257,386	$2,087,946

(i)	The advances to unrelated parties for business development, and are non-interest bearing and due on demand.

As of June 30, 2020, the Company included in the balance of advances to unrelated parties of $8,078 compared to advances to unrelated parties of $1.8 million as of December 31, 2019. The Company collected $1.8 million from an unrelated party during the first six months of 2020.

(b)	As of June 30, 2020 and December 31, 2019, Other assets, non-current consist of:

	June 30, 2020	December 31, 2019
	(Unaudited)
Other assets, non-current	$3,903,021	$4,304,640
	$3,903,021	$4,304,640

As of June 30, 2020, the Company also advanced approximately RMB 27.5 million (USD $4.0 million) to a vendor, whom the Company has contracted to develop a vehicular IOT smart advertising display terminal (vehicular terminal) to interconnect to the Company’s new media advertising sharing platform expanding its advertising capability to people riding in motor vehicles, including but not limited to privately-owned cars, vans and public transportation motor vehicles. Total commitment of the funding was no more than RMB 30 million (USD $4.3 million). According to the contract, the vendor is solely responsible for hardware and software development and marketing the vehicular terminal. The Company financially supports development costs of the vehicular terminal, but not exceeds RMB 30 million (USD $4.3 million). The Company owns 100% of legal ownership interests in equipment, hardware, and software acquired for research and development of the product, and is entitled to 50% of ownership in vehicular terminal along with applicable intellectual properties, patents, and technical know-hows. In addition, the Company will share 50% new media advertising revenue generated from the vehicular terminal with the vendor. The development of vehicular terminal is expected to be completed and tested by the end of 2020.

If the Company’s share of new media advertising revenue generated from vehicular terminal does not reach certain threshold by April 30, 2021, 50% of the funding plus applicable interest shall be repaid on or before June 30, 2021 and remaining balance plus applicable interest shall be repaid in a three-year period. Once the vendor fully repays the total funding plus applicable interest, the vendor will own 100% the title of the vehicular terminal and related equipment.

F-28

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

12.	CONVERTIBLE NOTE PAYABLE

In October 2019 and March 2020, the Company completed two financing transactions (SPA-1 and SPA-2, collectively “SPAs”) through private placements. Both SPAs issued Convertible Promissory Notes (Note-1 and Note-2, collectively “Notes”) in aggregate principal amount of $1.04 million for Note-1 and $1.48 million for Note-2. Both Notes mature in 12 months from the issue dates of the Notes (the “Maturity Dates”), with an interest rate of 5% per annum. Both Notes carry an original issue discount (OID) of $40,000 and $80,000, respectively, to cover investors’ transaction costs of the Notes. The proceeds net of issuance cost and debt discount of Note-1 and Note-2 were $1 million and $1.34 million, respectively. Both Notes are convertible into the Company’s ordinary shares at $9.0 per share at the holder’s option at any time on or before Maturity dates. Upon occurrence of default events, the holders of the Notes are entitled to alternative conversions, which the number of the Company’s shares upon conversion shall not exceed 470,000 shares for Note-1 and 1,000,000 shares for Note-2. On the Maturity Dates, the holders of the Notes have the rights to convert all of the outstanding balance of the Notes at a price of no less than $3.0 per share for Note-1 and $2.4 per share for Note-2. In conjunction with issuance of the Notes, the Company also issued the Note-1 and Note-2 holders warrants to purchase 26,667 and 53,334 ordinary shares of the Company, respectively, with an exercise price at $9.0 per share with a cashless-exercise option. The warrants will expire in three years from the dates of issuance. The warrants are also subject to exercise price adjustments upon occurrence of stock splits, stock dividends, reorganization or similar events. The investors of SPA-2 also purchased an aggregate of 285,714 shares of the Company’s ordinary Shares with no par value at a price of $2.1 per share pursuant to the Purchase Agreements. Thus, aggregate proceeds net of issuance cost and debt discount of the SPA-1 and SPA-2 were $1 million and $1.9 million, respectively.

The detachable warrants issued to holders of the Notes are considered being indexed to the Company’s owner stock and classified in stockholders’ equity and therefore they meet the scope exception prescribed in ASC 815-10-15. The warrants are initially measured at fair value of $11,250 for Note-1 and $11,676 for Note-2 by using Black-Scholes Merton Valuation Model with no subsequent adjustment of fair value in accordance with ASC 815.

The Company assessed the accounting for the Notes in accordance with ASC 470-20 allocating the proceeds to convertible notes and the detachable warrants on their relative fair value basis, in the amount of $988,874 and $ 11,126, respectively, for Note-1 and $1,388,420 and $ 11,580, respectively, for Note-2.

For the holders of the Notes, conversion prices result in beneficial conversion feature (BCF) that is separated as an equity component and assigned Note-1 and Note-2 values of $113,526 and $165,580, respectively, which are the intrinsic values of the BCF for Note-1 and Note-2 that are measured by differences between the effective conversion prices based on the proceeds allocated to the convertible instruments and the fair value of the ordinary shares and recorded as a debt discounts. Debt discounts are amortized using the effective interest rate method over the periods from the issuance dates through the stated maturity dates.

The Notes are recognized initially at fair values, net of debt discounts including original issue discounts and allocations of proceeds to beneficial conversion features and the detachable warrants, in the amount of $164,651 for Note-1 and $257,159 for Note-2. As of June 30, 2020, the Note-1 remaining unamortized debt discount was $41,163, and will be amortized through September 30, 2020 and the Note-2 remaining unamortized debt discount was $190,227, and will be amortized through March 27, 2021. Issuance costs and other Discounts accretion are recorded as interest expenses in the consolidated statement of comprehensive income.

The Company incurred $80,000 of finder fee for SPA-2, and assigned the finder fee to an equity component of $24,000 and a debt discount of $56,000 proportionally to the financing proceeds from SPA-2.

The Company recognized interest expense of approximately $108,000 for Note-1 and $101,000 for Note-2 for the period ended June 30, 2020 including interest relating to contractual interest obligation approximately of $26,000 and amortization of the discounts and debt issuance cost approximately of $82,000 for Note-1 and interest relating to contractual interest obligation approximately of $19,000 and amortization of the discounts and debt issuance cost approximately of $82,000 for Note-2. As a result of discounts accretion and amortizations, Note-1 and Note-2 were in the carrying value of $998,837 and $1,248,348, respectively, as of June 30, 2020.

F-29

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

13.	OTHER PAYABLES AND ACCRUED EXPENSES

As of June 30, 2020 and December 31, 2019, other payables and accrued expenses consist of:

	June 30, 2020	December 31, 2019
	(Unaudited)
Advances from unrelated third-parties (i)	$95,039	$115,760
Other taxes payable (ii)	3,866,053	3,927,037
Unrecognized tax benefits (iii)	433,000	433,000
Accrued professional fees	71,411	190,640
Amount due to employees (iv)	68,071	51,188
Other current liabilities(v)	499,538	180,047
	$5,033,112	$4,897,672

(i)	The advances from unrelated parties are non-interest bearing and due on demand

(ii)	The other taxes payable were the amounts due to the value added tax, business tax, city maintenance and construction tax, and individual income tax. The increase in other taxes payable was mainly attributed to reassessment of prior years’ business tax, value added tax, land use tax, and other auxiliary taxes.

(iii)	The Unrecognized tax benefits refer to the land value added tax due to the sale of property, equipment, and land use rights in September 2015.

(iv)	The amounts due to employees were pertaining to employees’ out-of-pocket expenses for travel and meal allowance, etc.

(v)	Other current liabilities as of June 30, 2020 included a legal settlement of $220k as ruled by an arbitration.

14.	STATUTORY RESERVE AND DISTRIBUTION OF PROFIT

In accordance with relevant PRC regulations and the Articles of Association of our PRC subsidiaries, our PRC subsidiaries are required to allocate at least 10% of their annual after-tax profits determined in accordance with PRC statutory financial statements to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. As of June 30, 2020 and December 31, 2019, the balance of general reserve is $14.0 million each.

F-30

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Under the applicable PRC regulations, the Company may pay dividends only out of the accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. As the statutory reserve funds can only be used for specific purposes under the PRC laws and regulations. The general reserves are not distributable as cash dividends.

Our after-tax profits or losses with respect to the payment of dividends out of accumulated profits and the annual appropriation of after-tax profits as calculated pursuant to the PRC accounting standards and regulations do not result in significant differences as compared to after-tax earnings as presented in our consolidated financial statements. However, there are certain differences between the PRC accounting standards and regulations and the U.S. generally accepted accounting principles, arising from different treatment of items such as amortization of intangible assets and change in fair value of contingent consideration arising from business combinations.

15.	EQUITY

(a) Ordinary shares

The Company is authorized to issue 100,000,000 ordinary shares.

In October 2019, the Company issued 40,000 restricted shares to a consultant as its service compensation for the service period from October 28, 2019 to October 27, 2020. The fair value of the 40,000 ordinary shares was approximately $110,000, which was determined by the market closing price on the grant date and a discount for lacking of market liquidity. The service compensation of approximately $110,000 is amortized over the service period.

In March 2020, the Company issued a total of 285,714 ordinary shares to certain individual investors at $2.1 per share, which generated approximately $576,000 net proceeds for the Company.

In the first half of 2020, the Company issued a total of 30,000 ordinary shares as compensation of investor relations service, fair value of which was approximately $144,000 which is amortized over the service period until July 21, 2020.

In April 2020, the Company issued 16,667 restricted shares of the ordinary shares to a consultant as its service compensation for the service period from April 2, 2020 to April 1, 2021. The fair value of the 16,667 ordinary shares was approximately $16,185, which is amortized over the service period.

(b) Stock-based compensation

The following table provides the details of the approximate total share-based payments expense during the six months ended June 30, 2020 and 2019:

	June 30, 2020		June 30, 2019
	(Unaudited)		(Unaudited)
Employees and directors share-based payments	$92,000	(c)	$290,000	(c)
Stock options and warrants issued for services	12,000	(d)	34,000	(d)
Shares issued for services	193,000	(a)	-
	$297,000		$324,000

F-31

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(c) Stock options to employees and directors

On May 9, 2016, the Board of Directors of the Company adopted the 2016 Equity Incentive Plan, or the 2016 Plan. Pursuant to the 2016 Plan, the Company may offer up to five million ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, business combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the issuable shares under the 2016 Plan. The Company accounts for its stock option awards to employees and directors pursuant to the provisions of ASC 718, Compensation – Stock Compensation. The fair value of each option award is estimated on the date of grant using the Black-Scholes Merton valuation model. The Company recognizes the fair value of each option as compensation expense ratably using the straight-line attribution method over the service period, which is generally the vesting period.

On May 27, 2016, the Company granted options to certain directors, officers and employees to purchase an aggregate of 452,000 ordinary shares under the 2016 Plan. The fair value of these options was approximately $1.6 million at the date of the grant, of which approximately $0 and $202,000 was recorded as compensation and included in administrative expenses in the consolidated statements of operations for the services provided for the six months ended June 30, 2020 and 2019, respectively.

On May 17, 2017, the Company granted options to employees and directors to purchase an aggregate of 160,000 ordinary shares under the 2016 Plan. The fair value of these options was approximately $0.5 million at the date of the grant, of which approximately $92,000 and $88,000 was recorded as compensation and included in administrative expenses in the consolidated statements of operations for the services provided for the six months ended June 30, 2020 and 2019, respectively.

Stock option activity for the six months ended June 30, 2020 is summarized as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregated Intrinsic Value
Outstanding at January 1, 2020	296,900	$6.64	1.40	$-
Exercised	-	$-
Canceled	(1,500)	$7.26
Outstanding at June 30, 2020(Unaudited)	295,400	$6.64	0.90	$-
Vested and expected to be vested as of June 30, 2020(Unaudited)	295,400	$6.64	0.90	$-
Options exercisable as of June 30, 2020 (vested)(Unaudited)	295,400	$6.64	0.90	$-

F-32

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

There were no stock options granted to employees during the year ended June 30, 2020 and 2019. There was no option exercised during the six months ended June 30, 2020 and 2019.

The following table summarizes the status of options which contain vesting provisions:

	Options	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2020	41,650	$3.5
Vested	(41,650)	$3.5
Canceled	-
Non-vested at June 30, 2020 (Unaudited)	-	$-

As of June 30, 2020, no unrecognized compensation expense related to non-vested share options is expected to be recognized. The total fair value of options vested during the six months ended June 30, 2020, and 2019 was approximately $0.1 million and $0.2 million, respectively. To the extent the actual forfeiture rate is different from what the Company has anticipated, stock-based compensation related to these awards will be different from its expectations.

(d) Stock options and warrants to non-employees

Pursuant to the Company’s 2016 Equity Incentive Plan, for the six months ended June 30, 2020 and 2019, the Company issued 16,667 warrants and 25,000 stock options to consultants, respectively. Before the adoption of ASU2018-07, the fair value of the options and warrants issued to consultants was estimated on the measurement date using the Black-Scholes Merton valuation model, after the adoption on January 1, 2019, the fair value of the equity awards to consultants was measured on the grant date. The Company expensed to administrative expense approximately $12,000 and $34,000 for the six months ended June 30, 2020 and 2019, respectively. During the six months ended June 30, 2020, no options or warrants were exercised.

As of June 30, 2020, the weighted average exercise price was $5.0 and the weighted average remaining life was 2.12 years. The following table outlines the options outstanding and exercisable as of June 30, 2020:

	June 30, 2020 Number of Warrants Outstanding and Exercisable	Exercise Price	Expiration Date
2019 Consulting Service Agreement Warrants	25,000	$6.6	03/13/2022
2020 Consulting Service Agreement Warrants	16,667	2.5	04/02/2023
	41,667

F-33

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

16.	COMMITMENTS AND CONTINGENCIES

On December 12, 2018, IST HK entered into a non-exclusive joint venture agreement with Mr. Huang, a permanent resident of Republic of Singapore, to form Asia Taoping PTE. LTD. (“Asia Taoping”) for providing Internet + Sharing New Media Platform service and other business to South East Asia countries. IST HK will own 10% of equity interest of and contributes registered capital approximately $369,000 to Asia Taoping. Capital contribution is made in installment, of which the first installment is to be contributed within 300 days from the execution date of the joint venture agreement. IST HK has not made the first installment of capital contribution to Asia Taoping, which will be incurred pursuant to specific capital needs of Asia Taoping. IST HK provides hardware, software platform, and services to the joint venture. Asia Taoping is a corporate joint venture and IST HK does not exercise significant influence, therefore, the investment to Asia Taoping will be accounted for using cost method in Long-Term Investment. Revenue generated from Sales of hardware and services rendered are accounted for related-party transactions.

The Company received a notification from Nasdaq Listing Qualifications on June 18, 2019, as announced in a report with the SEC on a 6-K Form filed on June 19, 2019, that the Company was not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. To regain compliance, the Company’s ordinary shares must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days (Nasdaq may monitor the price for as long as 20 consecutive business days prior to making a final compliance determination). On December 17, 2019, the Company received a second notice from the Nasdaq Listing Qualifications, in which Nasdaq granted us an additional 180 days, or until June 15, 2020, to regain compliance, because the Company met the continued listing requirement for public float and other applicable requirements, except the bid price requirement, and the Company had indicated its intention of curing the deficiency by effecting a reverse stock split, if necessary. The compliance deadline was thereafter extended from June 15, 2020 to August 28, 2020 according to SR-NASDAQ-2020-021. On August 20, 2020, the Company has regained compliance with the NASDAQ listing requirements, after the one-for-six reverse stock split effective on July 30, 2020, according to the NASDAQ notice.

The Company may be subject to legal proceedings, investigations, and claims incidental to conduct of our business from time to time. The Company is currently subject to legal or arbitration proceedings with a customer, Jiangxi Sky Frontier IOT Company, pertaining to our performance of the sales contracts, who requested to refund security deposit and compensation for the Company’s breach of contract, legal fee incurred, and costs of arbitration for approximately RMB 200,000 (USD $29,000). The case was initially heard in 2017 and awarded favorably to the customer. The Company has appealed the initial arbitration result to the court on July 6. 2020, and is waiting for the court’s ruling. The Company estimates, with 50% of probability, a possible loss ranging from approximately RMB 0 (USD $-0- ) to RMB 200,000 (USD $29,000), if the proceedings are ruled by arbitration.

17.	CONCENTRATIONS

For the six months ended June 30, 2020, one customer accounted for 14% of revenue. No single customer accounted for greater than 10% of revenue in the six months ended June 30, 2019. However, for the six months ended June 30, 2020 and 2019, the Company’s top five customers in aggregate accounted for 44% and 25% of the Company’s revenues, respectively.

The Company’s top five customers in aggregate accounted for 24% of accounts receivable as of June 30, 2020, while no single customer accounted for greater than 10% of accounts receivable. The Company’s top five customers in aggregate accounted for 20% of accounts receivable as of December 31, 2019, while no single customer accounted for greater than 10% or more of accounts receivable.

For the six months ended June 30, 2020 and 2019, approximately 84% and 98%, respectively, of total inventory purchases were from five unrelated suppliers. Two suppliers each accounted for 41% and 25%, respectively, of total inventory purchases in the six months ended June 30, 2020, and two suppliers each accounted for 55% and 36%, respectively, of total inventory purchases in the six months ended June 30, 2019.

18.	SUBSEQUENT EVENTS

Since the second quarter of 2020, COVID-19 pandemic has been contained in China, and only sporadic imported infection cases are reported. Business around China has resumed to normal. The operations of our customers and the supply chains were back to normal. The Company does not expect a significant impact on the Company’s operation and financial results in the second half of 2020 unless the COVID-19 pandemic is resurged.

F-34

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In July and August 2020, bank loan facilities of RMB 3.7 million (approximately USD $0.52 million) matured and were fully repaid by the Company. In July 2020, the Company obtained two one-year short term bank loans for RMB 10.7 million (approximately USD $1.52 million) and RMB 2.30 million (approximately USD $0.33 million), respectively, both bearings an annual interest rate of 4.235% for working capital purpose. Loan interest payment of one bank loan is payable monthly. Monthly loan principal repayment is RMB 0.30 million (approximately USD $43,000) and remaining balance of principal is due on maturity. Interest payment of the other loan is payable monthly and loan principal amount is due on maturity. Both loans are personally guaranteed by Mr. Lin, the Chief Executive Officer of the Company, and IST, collateralized by ISIOT, and pledged by IST HK.

On July 10, 2020, the Compensation Committee of the Board of Director adopted a resolution to grant and issue to consultants of the Company options to purchase an aggregate of 57,366 ordinary shares of the Company, no par value, subject to the terms and conditions of the Company’s 2016 Equity Incentive Plan. The exercise price of the options was $2.64 per share. The options are 100% vested at the grant date.

On July 20, 2020, the Compensation Committee of the Board of Director also adopted a resolution to issue to the consultant an aggregate of 42,000 restricted ordinary shares with no par value of the Company pursuant to the Company’s 2016 Equity Incentive Plan. Beginning from July 2020, the restricted shares are vested and issuable in equal installments of 7,000 shares per month for six months.

On July 24, 2020, the Compensation Committee of the Board of Director adopted a resolution to grant and issue to certain employees of the Company options to purchase an aggregate of 333,348 ordinary shares of the Company, no par value, subject to the terms and conditions of the Company’s 2016 Equity Incentive Plan. The exercise price of the options was $2.4 per share. Fifty percent of the options are vested 6 months after the date of grant, and remaining fifty percent of the options are vested 12 months after the date of grant.

On July 29, 2020, the Company announced a one (1)-for-six (6) reverse stock split of issued and outstanding ordinary shares, no par value, of the Company. The reverse stock split was effective at the market opening on July 30, 2020, at which time the Company’s ordinary shares will begin trading on the NASDAQ Stock Market on a split-adjusted basis. The Company’s ordinary shares will continue to trade under the symbol “TAOP” but with a new CUSIP number. The reverse stock split is intended to increase the per share trading price of the Company’s ordinary shares to satisfy the $1.00 minimum bid price requirement for continued listing on the NASDAQ Stock Market. Following the reverse stock split the Company will have approximately 7.3 million ordinary shares issued and outstanding, exclusive of shares issuable under outstanding options and warrants. All outstanding options, warrants and other rights to purchase the Company’s ordinary shares would be adjusted retroactively as a result of the reverse stock split. The reverse stock split would not affect the number of total authorized ordinary shares of the Company.

On July 30, 2020, the Compensation Committee of the Board of Director adopted a resolution to grant and issue to an individual employee 5,000 shares of the Company restricted ordinary shares, no par value, subject to the terms and conditions of the Company’s 2016 Equity Incentive Plan, for her work performance. The restricted shares were fully vested at the date of grant.

On September 10, 2020, the Company and an individual investor (the “Investor”) entered into a securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company sold the Investor an aggregate of 222,222 ordinary shares, no par value (the “Ordinary Shares”) at a purchase price of $2.70 per share with a total purchase price of $600,000. In addition, the Company issued to the Investor a Convertible Promissory Note in a principal amount of $1,480,000 bearing interest at a rate of 5.0% per annum with a conversion price of $9.00 per share, which matures in 12 months, and a warrant to purchase 53,333 ordinary shares at $9.00 per share within three years following the issue date. The total aggregate proceeds net off issuance cost and debt discount of the above financing are $1.9 million. The Company intends to use the net proceeds from the financing for working capital and general corporate purposes.

F-35